

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2011

Via Facsimile
Francine Salari
President
Eternity Healthcare Inc.
409 Granville Street, Suite 1023
Vancouver, BC, Canada

   Re: **Eternity Healthcare Inc.**
      Registration Statement on Form S-1
      Filed February 4, 2011
      File No. 333-172061

Dear Ms. Salari:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. We note that your common stock is quoted on the OTCBB under the symbol "ETAH" but that there is currently no trading or established market. Please tell us what consideration you gave to including disclosure to this effect on your cover page. As a related matter, it would appear that the statements indicating that your common stock is not presently traded, and you do not intend to apply for listing, on any national securities exchange or the NASDAQ does not constitute key information relating to your offering and should be removed from the cover page. Refer to Item 501 of Regulation S-K and advise.

Prospectus Summary

Our Business, page 2

2.   Please revise your summary to disclose that you have no operating history, no customers and no revenues and disclose when you expect to begin operations. In addition, disclose your current cash position as of the most recent practicable date, your monthly "burn rate" and the amount of time that your present capital will last at this rate.

Risk Factors

"We face competition from several companies with greater financial personnel…," page 5

3.   We note your statements here and elsewhere in the prospectus that your competitors include "fully integrated pharmaceutical companies and biotechnology companies," "universities and public and private research institutions," and "medical or clinical laboratories." Given your status as a development stage company with no revenues, customers or operations and given that you have a single distribution license, it is unclear how you compete with such entities, which presumably have existing operations, advanced research and development activities and/or products, extensive distribution networks and significant revenues. Please provide us with comparative information demonstrating in significant detail how you compete with these entities currently. Alternatively, revise your disclosure to remove references to these entities with which you are not presently competing and limit your discussion to those entities with which you expect to compete more directly once you begin operations.

"Delays in successfully obtaining government approval …," page 6

4.   Please revise this risk factor, and elsewhere in your prospectus as appropriate, to discuss the costs associated with obtaining the required regulatory approvals you intend to seek and how long you anticipate these approvals will take. We note that you believe it will be an "expensive and uncertain process." To the extent you do not have specific, detailed information in this regard, reliance on general estimates based upon industry analysis may be appropriate.

Description of Business, page 18

General

5.   Expand your disclosure in the summary and in this section to provide enhanced disclosure of the status of your development. See Item 101(h)(4)(iii) of Regulation S-K. Provide a detailed description of the actions and timing of your planned operations over the next 12 months. While we note your table on page 31, you should provide more detailed information about your marketing, advertising and hiring plans.

Description of Business

Overview, page 18

6.   Revise to provide a description of the significant terms of the reverse merger completed on December 17, 2010. Describe the company's accounting for the transaction and quantify the impact it had on your stockholders' deficiency and earnings per share.

Forward-Looking Statements, page 18

7.   Please remove the reference to the "Current Report on Form 8-K," which does not apply to your registration statement.

Overview

Current Business, page 19

8.   Expand your disclosure in the summary, risk factors and description of business sections to disclose all material terms of your license agreement with ValiMedix. Refer to Item 101(h)(4)(vii) of Regulation S-K. It appears that pursuant to sections 4(1) and 7(1)(a) you have a minimum purchase quota of $1,000,000 over a period of 20 years.

9.   Please expand your disclosure to discuss in greater detail your plans to develop in-home medical diagnostic kits. To the extent you plan to research and develop in-house medical diagnostic tests, please include a detailed discussion of how you intend to do so and your timeline for this. In this regard, please explain how you incurred the approximately $30,000 in research and development expenses disclosed on page 25. Further, we note that you have not included a line item for research and development in your 12-month plan disclosed on page 31. If you do not intend to develop medical diagnostic tests or kits in the near future, revise your disclosure to address this.

Principal Products, page 19

10.   You indicate that "[s]ubject to government approval," you are currently able to offer the in-home diagnostic test kits listed beginning on page 19, and that you expect to be able to offer an estimated additional 15 kits in 2011 and 2012. To the extent your ability to offer the existing kits now and/or an additional 15 kits during the next two years is dependent upon your ability to raise the $500,000 you estimate is necessary to operate over the next twelve months, please clarify this. Please revise your prospectus throughout, as appropriate, to detail what steps, in addition to obtaining governmental approval, are necessary for you to begin offering in-home diagnostic test kits now and what additional measures will have to be taken before you can launch the additional 15 kits.

Research and Development, page 25

11. Revise this section to provide this information as of your fiscal year end. In this regard, we note that your fiscal year end was April 30, 2010.

Government Regulations, page 25

12. We note that in order to obtain the establishment license needed to conduct your business, you are required to have a secure facility to store and distribute diagnostic test kits. Please clarify the regulatory requirements of the facility and tell us whether your current facilities are adequate in this regard. If not, tell us how you intend to secure adequate facilities and when you expect your facilities to be operational.

Description of Property, page 27

13. Further to our comment above regarding the requirement to have a secure facility where you can store and distribute diagnostic test kits, please tell us whether your warehouse lease is material. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 30

14. We note your tabular disclosure on page 31 that indicates your estimated expenses for the next twelve months total $500,000. Please revise to indicate the likelihood that you will be able meet your cash requirements for the next twelve months given that your total assets of $6,262 as of October 31, 2010 do not appear sufficient to fund your expenses. In addition, disclose the minimum period of time that you will be able to conduct your planned operations using currently available capital resources. We refer you to Item 303(a)(1) of Regulation S-K and Instructions 2 and 3 to Item 303(a) of Regulation S-K for additional guidance. It appears that risk factor disclosure is also warranted regarding the number of months your current cash assets will allow you to meet your cash requirements.

Certain Relationships and Related Transactions, page 41

15. Please revise this section to disclose the approximate dollar value of the amount involved in the issuance of the 30,000,000 shares to Hassan Salari and 19,000,005 shares to Francine Salari. Refer to Item 404(d)(1) and Item 404(a)(3) of Regulation S-K.

16. In addition, disclose here all of the information required by Item 404(d) of Regulation S-K with respect to the loans with the related parties referred to in Notes 6 and 5 to the financial statements on pages F-9 and F-22, respectively. Note that in the case of indebtedness, among other things, you must disclose the largest aggregate amount of

principal outstanding during the period since the beginning of your last fiscal year and the amount outstanding as of the latest practicable date.

Item 16. Exhibits, page II-4

17.   We are unable to locate disclosure that specifically incorporates previously filed exhibits into this Form S-1. As you know, exhibits required to be filed by Form S-1 and Item 601 of Regulation S-K must be either filed with the Form S-1 or specifically incorporated by reference. Please revise your filing accordingly.

Exhibit 5.1 Legality Opinion

18.   We note that your legality opinion is limited by its date and refers to the registration statement "as amended," though the registration statement has not yet been amended. Please be advised that you should file an updated legality opinion close in time to your desired effective date. Please confirm your understanding.

19.   We note further that the opinion states that the shares covered by the registration statement "shall, when sold, be" legally issued, fully paid and non-assessable. Since the shares are currently issued and outstanding, it appears that the opinion should be revised to reflect this. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions or comments on the financial statements and related matters, please contact Melissa Feider, Staff Accountant, at (202) 551-3379. Please contact Michael F. Johnson, Attorney-Advisor, at (202) 551-3477 or, in his absence, the undersigned at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (775) 827-6311
     Michael J. Morrison, Esq.